November 6, 2007

Mr. Michael Moran

Accounting Branch Chief

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Danka Business Systems PLC
Form 10-K for the Fiscal Year Ended March 31, 2007
Filed June 27, 2007
Form 10-Q for the Fiscal Quarter Ended June 30, 2007
Filed August 2, 2007
File No. 0-20828

Dear Mr. Moran,

This letter is in response to your SEC Comment Letter dated October 2, 2007 with respect to the above referenced matter. Set forth below are our responses to your comments in the letter, which are included below for your reference.

As requested, this will confirm that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended March 31, 2007

General

1. Where a comment below requests additional disclosure to be included, please show us in your supplemental response what your revised disclosures will look like. These additional disclosures should be included in your future filings.

All items below that require additional disclosure will be reflected in future filings and we respectfully request that we not be required to amend our fiscal year 2007 Form 10K for these enhanced disclosures as we do not believe the enhanced disclosures are needed for a reader to understand in all material respects the pertinent trends for the periods indicated. Where applicable, additional disclosures will be in effect beginning in our Form 10-Q for the quarter ended September 30, 2007 filed on November 6, 2007.

Danka Business Systems PLC

11101 Roosevelt Boulevard

St. Petersburg, Florida 33716

Ph: (727) 622-2856

Fax: (727) 622-2185

Item 1. Business

Products and Services, page 11

2. We note your disclosure that you derive revenue from several types of products and different types of services. Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. See Item 101(C)(1)(i) of Regulations S-K.

We derive revenue as described on page 11 of our Form 10-K for the period ending March 31, 2007. However, at this time, we do not have a reliable source of information that would allow us to present in tabular form for each period presented, the amount or percentage of total revenue contributed by each class of similar products or services.

Item 2. Properties, page 13

3. Please expand your disclosures to provide additional information on the geographic locations of the properties you lease or own for various functions and operations. See Item 102 of Regulation S-K.

We will expand the discussion of our properties as described below in future Form 10-K filings:

“Our general policy is to lease, rather than own, our business locations. We lease over 100 properties for administration, sales, service and distribution functions and for our retail operation in most major metropolitan areas throughout 31 states in the continental United States. These properties occupy a total of approximately 1.0 million square feet. As of March 31, 2007, our principal facilities include 0.2 million square feet of leased office space in St. Petersburg, Florida that we use for our Field Support Office. The terms vary under the leases. Many of our leases have options to renew at our option and require us to pay our proportionate share of taxes, common area expenses, insurance and related costs of the rental properties.

Our management believes that the properties we occupy are, in general, suitable and adequate for the purposes for which they are used.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 18

4. We note your disclosure that you consider the areas discussed as critical to understanding your financial statement since their application place the most significant demands on management due to their uncertainty. Please expand your disclosure to quantify the effect that each significant estimate and assumption has on your financial condition and operating results for each of the years presented to provide greater insight into the quality and variability of reported financial information. Please be sure to specifically discuss the factors you use to arrive at each estimate, why your estimates are difficult to measure and how accurate each estimate and assumption has been in the past. For example, please disclose the amounts of your allowances for doubtful accounts and billing disputes and inaccuracies at each balance sheet date and the impact of significant changes in the estimate on your operating results for the periods presented. Your discussion should indicate how sensitive each estimate and assumption is to change, and based on other outcomes that are reasonable likely to occur, what the impact of these potential changes could have on your results of operations. In addition, please identify those critical accounting estimates that have not had a significant effect on your financial condition and operating results in the past, but are reasonably likely to change and have a significant effect on your operating results in future periods. Refer to Section V of Release No. 33-8350.

In connection with the preparation of our Form 10Q for the period ending September 30, 2007, we have re-evaluated our critical accounting policies and have disclosed those policies that are critical to the understanding of the financial statements. As appropriate, we have added additional disclosure concerning the impact of those policies on our financial condition and results of operations. .We do not believe there are any other critical accounting estimates that are reasonably likely to have a significant effect on our operating results in future periods that have not already been disclosed.

Please refer to our Form 10-Q for the quarter ended September 30, 2007 for these enhanced disclosures which was filed on November 6, 2007.

Results of Operations

General

5. During each of the last two fiscal years you disclose significant decreases in revenues and selling, general and administrative expenses and you generally identify several business reasons for these changes. However, you do not quantify the impact of each business reason so that an investor can better understand your results of operations and how much each business reason contributes to the overall change in the period. Please revise your disclosure to quantify the incremental impact of each individual business reason discussed. For example, you disclose that $46 million of the $72 million decrease in revenue in fiscal 2007 is due to lower revenues in retail equipment, supplies and related sales caused by continued pricing pressures and a smaller sales force. Please disclose how much of the decrease is due to lower retail equipment units sold in 2007 compared to 2006 as compared with lower prices. With regard to selling, general and administrative expenses, you disclose that expenses decreased 21.5% in fiscal 2007, or $44 million, due to headcount reductions and facility closures. Please disclose the how much of the decrease is due to reduced labor as well as the portion resulting from the closure of facilities and their locations. Refer to Item 303(a)(3)(iii) of Regulation S-K.

We will enhance our disclosures in our MD&A regarding changes in our business in future filings which will quantify the impact of the business reasons given for the fluctuations during the period. Please refer to our Form 10-Q for the quarter ended September 30, 2007 for these enhanced disclosures which was filed on November 6, 2007.

Gross Profit, page 24

6. Please clarify your explanation of why margins on rental units increased in fiscal 2007. Explain how a delay in executing purchase orders would result in depreciation expense being recognized in a different period than you recognized revenue for the same rental equipment.

Margins on rental units increased in fiscal year 2007 because the rental income recognition criteria on prior year rentals were not met as of our fiscal year end, in part, due to a lack of properly executed purchase orders by certain governmental customers.

We will clarify this in future filings. Please refer to our Form 10-Q for the quarter ended September 30, 2007 filed on November 6, 2007.

Liquidity and Capital Resources

Cash Flows, page 24

7. We note your disclosure in the second paragraph of page 29 of the sale of your operations in Europe during January 2007. Please revise your disclosure to discuss the impact the disposal of these operations will have on cash flows in future periods.

The cash flows from our operations in Europe have been disclosed in other public filings with the Securities and Exchange Commission including our Definitive Proxy regarding the sale of our operations in Europe filed on December 19, 2006 and our Form 8-K regarding the completion of the sale of our operations in Europe filed on February 6, 2007.

Upon consummation of the sale of our European operations, our pre-consummation results have been restated to present our European operations as discontinued operations. All subsequent filings have separately reported out cash flows from continuing and discontinued operations. Please refer to our Form 10-Q for the quarter ended September 30, 2007 for these revised disclosures which was filed on November 6, 2007.

Item 15. Exhibits and Financial Schedules

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Basis of Presentation, page 42

8. We note that you present several sources of revenues in your statement of operations, but do not present any information on segment reporting. In this regard, we note that you accumulate, tract, report and analyze separate financial information relating to your operating performance for each of the following sources of revenue: (1) retail equipment, supplies and related sales; and (2) retail service. Tell us who is your Chief Operating Decision Maker and how you are currently organized given the sale of your international operations. Please revise your disclosure to discuss and explain the operating segments you have identified in your business and disclose the basis for your reportable segments under the requirements of SFAS 131. Please explain in detail your basis for aggregating segments and how you satisfied the aggregation criteria and requirements of paragraphs 17 through 19 of SFAS 131. Please also refer to EITF 04-10. Revise your disclosure to present your reportable segments and the other applicable information required in accordance with paragraphs 25 through 29 of SFAS 131, or explain to us why you do not believe it is appropriate to do so. We may have further comment upon review of your response.

Our organization has gone through many changes since the end of fiscal year 2007, and as a result, our internal reporting has as well. We sold our international operations late in fiscal 2007 and shortly thereafter focused on paying off our significant high interest senior debt, which we accomplished late in the first quarter of fiscal 2008. During and since that time, we have experimented with several manners of internal reporting. As a result of recent management changes, as disclosed in our Form 8-K filed on October 12, 2007, we are currently organized as six geographical based markets reporting up to a single segment manager (President of Operations), who in turn reports to our Chief Operating Decision Maker (“CODM”). Our CODM is A.D. Frazier, our Chairman and Chief Executive Officer.

Mr. Frazier utilizes financial information prepared at the company consolidated level to assess performance and allocate the resources of the business. These resource allocation decisions involve dealing with vendors, determining which products and services to offer, developing promotional strategies, and evaluating the number and adequacy of the sales force among other things. These decisions are made at the consolidated level.

We also note that our board of directors also uses company-wide budgeting and forecasting reports to assess the business. Based on our current structure and the level of information utilized by our CODM, we have determined that our one operating segment is our sole reportable segment. We will provide incremental clarity on our basis for determination of our reportable segment in our September 30, 2007 Form 10Q.

Note 3. Restructuring Charges, page 48

9. Please tell us and revise your disclosure to include the expected completion date for each restructuring plan as required by paragraph 20(a) of SFAS 146.

The last lease expiration for the facilities in each of the restructuring plans is as follows:

FY 2004 Plan	July 31, 2011
FY 2005 Plan	July 31, 2009
FY 2007 Plan	October 31, 2017

We will disclose the expected completion date of each plan in future filings. Please note these changes will be in effect for our Form 10-Q for the quarter ended September 30, 2007 filed on November 6, 2007.

Note 11. Debt, page 59

Note 12. 6.50% Senior Convertible Participating Shares, page 61

Note 18. Subsequent Events, page 67

10. Please tell us what consideration you have given to providing Schedule I – Condensed Financial Information of the Registrant. See Rule 5-04 of Regulation S-X. Further, please clarify the extent of any restrictions on the transfer of assets to the parent by its subsidiaries.

At March 31, 2007, we do not believe Schedule I – Condensed Financial Information of the Registrant is required as the restricted net assets of our consolidated subsidiaries do not exceed 25 percent of our total consolidated net assets. Additionally, at March 31, 2007, there were no restrictions on the transfer of assets to the parent by its subsidiaries.

We will continue to evaluate the need for the above referenced schedule and disclosure as deemed necessary in light of the new financing arrangements entered into during the current fiscal year. We will update future filings accordingly.

Exhibits

Exhibits 31.1 and 31.2

11. Please delete the title of each officer from the first sentence of each certification. The certification should be filed in the exact format as provided by Item 601(b)(31) of Regulation S-K. Please confirm that the inclusion of the title of your principal executive officer and your principal financial officer in the first line of each certification was not intended to limit the capacity in which such individuals provided the certifications filed with your Form 10K for the fiscal year ended March 31, 2007. Please also address in your response this same issue with respect to the 302 certifications filed on Exhibit 31 with Form 10-Q for the fiscal quarter ended June 30, 2007.

We will delete the title of each officer in the first sentence of Exhibits 31.1 and 31.2. These titles were not intended to limit the capacity in which such individuals provided the certifications but were provided merely as an indication of who each of the individuals were within the Company with respect to our Form 10-K for the year ended March 31, 2007 and our Form 10-Q for the quarter ended June 30, 2007 as we believed this was information useful to the investor. Please note these changes will be in effect for our Form 10-Q for the quarter ended September 30, 2007 filed on November 6, 2007.

Exhibit 32.1

12. We note that you filed certifications for both your CEO and CFO on the same exhibit. Please revise future filings to file separate exhibits for each principal officer in two individuals hold the titles of CEO and CFO. In this regard, please note that your exhibits should be labeled as follows: Exhibit 32.1 and 32.2 rather than filing the certification for both officers on the same exhibit.

We will have two separate Section 906 Certifications, one each for our CEO and CFO, in future filings. Please note this change will be in effect for our Form 10-Q for the quarter ended September 30, 2007 filed on November 6, 2007.

We welcome any questions you may have about our responses to your comments and we thank you for your review which will assist us in our compliance with the applicable disclosure requirements and our enhancement to our overall disclosures in our filings.

Yours sincerely,

/s/ Edward K. Quibell
Edward K. Quibell
Executive Vice President and Chief Financial Officer
EKQ/mkp

cc:	AD Frazier

Jean Dinovo-Johnson

David Downes

Mary Priolo

Tim LaMacchia, Ernst & Young

Gary Cullen, Skadden Arps Slate Meagher & Flom LLP